09057392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight BondPoint, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Piedmont Center, Suite 400
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Quall 201-356-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of Knight BondPoint, Inc., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight BondPoint, Inc. for the year ended December 31, 2008 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

William Kane
Director

Joel Quall
Controller

Sharon Gautier Lopez
Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Knight BondPoint, Inc
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Knight BondPoint, Inc.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Knight BondPoint, Inc. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion

February 26, 2009

PricewaterhouseCoopers LLP

Knight BondPoint, Inc.
Statement of Financial Condition
December 31, 2008

Assets		(in thousands)
Cash and cash equivalents	$	4,903
Commissions and fees receivable		1,012
Deposit with clearing organization		55
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $3,240		599
Goodwill		14,167
Intangible assets, less accumulated amortization of $1,200		2,430
Other assets		536
Total assets	$	23,702
Liabilities and Stockholder's Equity		
Liabilities		
Accrued compensation	$	805
Deferred revenue		118
Payable to affiliates		1,793
Accrued expenses and other liabilities		72
Total liabilities		2,788
Commitments and contingent liabilities (Note 5)		
Stockholder's equity		
Common Stock, $0.01 par value; Shares authorized: 10,000; Shares issued: 2,100; Shares outstanding: 2,100		21
Additional paid-in capital		20,254
Retained Earnings		639
Total stockholder's equity		20,914
Total liabilities and stockholder's equity	$	23,702

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight BondPoint, Inc., (the "Company") provides electronic access and trade execution products for the retail fixed income market through a neutral secondary marketplace and through the distribution of new issues of fixed income securities. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Municipal Securities Rulemaking Board. The Company's sole stockholder is ValuBond, Inc. (the "Parent"), whose ultimate parent is Knight Capital Group, Inc. ("KCG").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Goodwill and Intangible Assets
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets* ("SFAS 142"), which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight line basis over their useful lives and as required by SFAS No. 144 *Accounting for the Impairment or Disposals of Long-Lived Assets*, will be tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Income Taxes
The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

On January 1, 2007 the Company adopted FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company recognized no adjustments in the liability for unrecognized income tax benefits as a result of the implementation of FIN 48.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

		(in thousands)
Computer hardware and software	$	3,386
Equipment		259
Leasehold improvements		121
Furniture and fixtures		73
		3,839
Less: accumulated depreciation and amortization		3,240
	$	599

4. Goodwill and Intangible Assets

At December 31, 2008, the Company had goodwill and intangible assets of $14.2 million and $2.4 million, respectively, which resulted from the purchase of the Parent by KCG on October 2, 2006

The intangible assets, which are primarily related to acquired technology, are being amortized over their useful lives, which on average have remaining lives of four years.

Goodwill and intangible assets with indefinite useful lives are tested for impairment, annually, or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company is tested in conjunction with its business segment within KCG. The test considers the profitability, fair value and the overall market value of the Company and its business segment compared to the net book value. In June 2008, the Company tested for the impairment of goodwill and intangible assets with indefinte lives and concluded that there was no impairment. Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. No such events occurred in 2008 that would indicate that the carrying amounts of the Company's goodwill and intangible assets may not be recoverable.

5. Commitments and Contingent Liabilities

As of December 31, 2008, future minimum rental commitments under all noncancelable office, computer and equipment leases are as follows:

Year Ending December 31,	Equipment Leases	Total
	(in thousands)	
2009	15	15
	$ 15	$ 15

The Company, from time to time, is subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company. As of December 31, 2008, the Company has no outstanding litigation.

6. Significant Customers

The Company considers significant customers to be customers who account for 10% or more total subscription revenue and commissions. During 2008, there were no customers who were considered significant customers.

7. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Eligible employees receive KCG restricted shares as a portion of their total compensation. Restricted share awards generally vest ratably over three years.

8. Related Party Transactions

Corporate overhead expenses are allocated to the Company by KCG based on direct usage or headcount depending on the source and nature of the expense.

Payable to affiliates balance represents monies owed to the Parent and certain affiliates of the Company for management fees and other expenses charged directly to the Company, but paid by the Parent or affiliates. These amounts are not charged interest and are repaid upon request. At December 31, 2008 the Company had a balance of $1.8 million of payables to affiliates.

9. Income Taxes

The results of the Company's operations are included in KCG's consolidated U.S. federal income tax return. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax asset at December 31, 2008 of $442,000 is included in Other assets on the Statement of Financial Condition. The deferred tax asset is attributable to differences in the book and tax bases of the Company's intangibles, fixed assets and other assets.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears certain agency trades through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the counterparties to those trades. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance by the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business. As the right to charge the Company has no maximum amount and applies to all transactions executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right.

In the normal course of its operations, the Company enters into contracts that may contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under there arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

11. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2008, the Company had net capital of $2.9 million, which was $2.7 million excess of its required net capital of $186,000.

Knight BondPoint, Inc.

Statement of Financial Condition
December 31, 2008